EXHIBIT 1

EL NINO VENTURES INC.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

JANUARY 31, 2006 and 2005

(Canadian Dollars)

Staley, Okada & Partners

CHARTERED ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Shareholders of El Nino Ventures Inc.:

We have audited the accompanying balance sheets of El Nino Ventures Inc. (the “Company”) as at 31 January 2006 and 2005 and the related statements of operations, shareholders' equity (deficiency), and cash flows for each of the years ended 31 January 2006, 2005 and 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 31 January 2006 and 2005, and the results of its operations and its cash flows for each of the years ended 31 January 2006, 2005 and 2004, in accordance with Canadian generally accepted accounting principles.

The financial statements as at 31 January 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated 25 April 2004.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
20 April 2006	CHARTERED ACCOUNTANTS

Staley Okada & Partners is a member of MSI, a network of Independent professional firms A member of the Institute of Chartered Accountants of British Columbia A partnership of Incorporated professionals; L.M. Okada, Ltd., C.N. Chandler, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., L.W.D. Vickars, Ltd., G.S Traher, Inc., D. Larocque, Ltd.

SmytheRatcliffe.com

7th Floor, Marine Building

355 Burrard Street

Vancouver, B.C. V6C 2G8

SmytheRatcliffe

CHARTERED ACCOUNTANTS

facsimile: 604.688.4675

telephone: 604.687.1231

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF EL NINO VENTURES INC.

(An Exploration Stage Company)

We have audited the statements of operations, stockholders’ equity (deficiency) and cash flows of El Nino Ventures Inc. (an Exploration Stage Company) for the year ended January 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the results of operations, stockholders’ equity (deficiency) and cash flows of El Nino Ventures Inc. for the year ended January 31, 2004.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada

April 25, 2004

A Member of PKF International

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 1
Balance Sheets
As at January 31
Canadian Funds

ASSETS	2006	2005
Current
Cash	$279,567	$113,448
GST receivable	3,892	6,855
	283,459	120,303
Restricted Cash – Flow-through (Note 6g)	575	-
Equipment, net (Note 4)	186	266
	$284,220	$120,569

LIABILITIES
Current
Accounts payable	$16,838	$49,073

Commitments (Note 9)

STOCKHOLDERS’ EQUITY
Share Capital – Statement 3 (Note 6)
Unlimited authorized shares without par value
7,878,213 (2005 - 5,656,546) shares issued and outstanding	3,626,793	3,188,643
Contributed Surplus	38,516	38,516
Deficit Accumulated During the Exploration Stage – Statement 3	(3,397,927)	(3,155,663)
	267,382	71,496
	$284,220	$120,569

ON BEHALF OF THE BOARD:

          “Harry Barr”                                      , Director

            “Bernard Barlin”                              , Director

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 2
Statements of Operations
For the Years Ended January 31
Canadian Funds

	2006	2005	2004
Expenses
Amortization	$80	$114	$163
Consulting	18,590	7,787	53,939
Exploration expenditures (Schedule)	153,362	63,481	2,539
Interest (Income) and bank charges , net	(651)	264	164
Management fees	24,000	24,000	24,000
Office and miscellaneous	1,785	300	1,121
Rent	15,868	15,868	15,868
Professional fees	14,255	11,158	10,697
Stock exchange and transfer agent fees	23,925	22,153	17,042
Telephone	254	118	540
Travel, promotion, investor relations and trade shows	6,446	7,638	957

Loss Before Income Taxes	(257,914)	(152,881)	(127,030)
Future income tax recovery (Note 8)	17,050	-	-
Loss for the Year	$(240,864)	$(152,881)	$(127,030)

Loss Per Share	$(0.04)	$(0.03)	$(0.04)

Weighted Average Number of Shares Outstanding	6,521,086	4,665,436	3,535,930

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 3
Statement of Stockholders’ Equity (Deficiency)
Canadian Funds

	Common Shares Shares Amount		Contributed Surplus	Deficit	Total
Balance – January 31, 2002	3,071,546	$2,827,593	$-	$(2,789,207)	$38,386
Shares issued for cash, private placement	-	-	-	-	-
Share subscriptions received	-	25,000	-	-	25,000
Net Loss – Statement 2	-	-	-	(86,545)	(86,545)
Balance – January 31, 2003	3,071,546	2,852,593	-	(2,875,752)	(23,159)

Shares issued for cash, private placement, net of issue costs	1,500,000	150,000	-	-	150,000
Shares subscriptions received	-	(5,000)	-	-	(5,000)
Shares issued for share subscriptions	-	(20,000)	-	-	(20,000)
Stock compensation expense	-	-	38,516	-	38,516
Net Loss – Statement 2	-	-	-	(127,030)	(127,030)
Balance – January 31, 2004	4,571,546	2,977,593	38,516	(3,002,782)	13,327

Shares issued for cash, private placement, net of issue costs	1,000,000	200,000	-	-	200,000
Shares issued for exercise of warrants	85,000	11,050	-	-	11,050
Net Loss – Statement 2	-	-	-	(152,881)	(152,881)
Balance – January 31, 2005	5,656,546	$3,188,643	$38,516	$(3,155,663)	$71,496

Shares issued for cash, private placement, net of issue costs	416,667	150,000	-	-	150,000
Shares issuance costs	-	-	-	(1,400)	(1,400)
Shares issued for mineral properties	85,000	31,250	-	-	31,250
Shares issued for exercise of warrants	1,710,000	272,450	-	-	272,450
Shares issued for exercise of options	10,000	1,500	-	-	1,500
Future income tax on flow-through (Note 8)	-	(17,050)	-	-	(17,050)
Net Loss – Statement 2	-	-	-	(240,864)	(240,864)
Balance – January 31, 2006	7,878,213	$3,626,793	$38,516	$(3,397,927)	$267,382

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 4
Statements of Cash Flows
For the Years Ended January 31
Canadian Funds

Cash Provided by (Used in)	2006	2005	2004
Operating Activities
Net loss	$(240,864)	$(152,881)	$(127,030)
Items not involving cash:
Stock compensation expense	-	-	38,516
Shares issued for mineral properties	31,250	-	-
Future Income tax recovery on flow-through shares (Note 8)	(17,050)	-	-
Amortization	80	114	163
	(226,584)	(152,767)	(88,351)
Changes in non-cash working capital:
Accounts receivable	2,963	(6,053)	(151)
Accounts payable	(32,235)	29,400	(33,165)
	(29,272)	23,347	(33,316)
	(255,856)	(129,420)	(121,667)

Financing Activities
Issuance of shares for cash	422,550	211,050	145,000
Subscriptions received	-	-	(20,000)
	422,550	211,050	125,000

Net Increase (Decrease) in Cash	166,694	81,630	3,333
Cash – Beginning of year	113,448	31,818	28,485
Cash – End of Year	$280,142	$113,448	$31,818

Cash Position Consists of:
Cash and cash equivalents	$279,567	$113,448	$31,818
Restricted cash	575	-	-
	$280,142	$113,448	$31,818

Non-Cash Financing Activities
Shares issued for mineral properties	$31,250	$-	$-
Stock compensation expense	$-	$-	$38,516
Future Income tax recovery on flow-through shares (Note 8)	$17,050	$-	$-

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Schedule
Schedule of Exploration Expenditures
For the Years Ended January 31
Canadian Funds

	2006	2005
Sassy Gold Project, Pogo Area, Alaska, U.S.A.
Engineering and consulting fees	$-	$2,078
Option payments – cash	-	1,397
Mineral property fees	-	750
Geological and field expenses	-	318
Total	-	4,543

Anderson Lake Property, Ontario, Canada
Option payments – cash	-	10,000
Option payments – shares	7,250	-
	7,250	10,000
Exploration expenditures
Geological and field expenses	2,520	-
Engineering and consulting	8,290	-
Assays	675	-
Total	18,735	10,000

Halo Property, Bancroft, Ontario, Canada
Option payments – cash	2,500	-
Option payments – shares	12,000	-
Staking costs	-	23,412
	14,500	23,412
Exploration expenditures
Geological and field expenses	19,997	-
Engineering and consulting	54,300	-
Assays	-	-

Total	88,797	23,412

Silver Crater Project, Bancroft, Ontario, Canada
Option payments – cash	2,500	-
Option payments – shares	12,000	-
Staking costs		13,751
	14,500	13,751
Exploration expenditures
Geological and field expenses	1,025	-
Engineering and consulting	13,540	-
Assays	772	-

Total	29,837	13,751

Other Properties
Staking costs	15,993	11,775

Costs for the Year	$153,362	$63,481

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2006 and 2005
Canadian Funds

1.

INCORPORATION

El Nino Ventures Inc. (the “Company") was incorporated on February 19, 1988 in British Columbia, Canada.  The Company is in the business of exploring mineral properties and is considered to be an exploration stage company.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less.  The Company places its cash and cash investments with institutions of high credit worthiness.  At times, such investments may be in excess of federal insurance limits.

b)

Exploration Expenditures

The Company is in the exploration stage and expenses all exploration expenditures as they are incurred until it is determined that a property has economically recoverable ore reserves.  At that point, further exploration expenditures will be capitalized.

c)

Equipment

Equipment is recorded at cost.  The Company provides for amortization on office equipment using the 30% declining balance method, with half of this rate used in the year of acquisition.

d)

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

e)

Revenue Recognition

Revenue from the sale of minerals is recognized when title and the risks and rewards of ownership pass to the buyer.

Incidental revenues from mineral sales during the exploration phase are offset against mineral exploration expense.

f)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital

g)

Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years.  Actual results could differ from those estimates.

h)

Asset Retirement Obligations – Change in Accounting Policy

Effective February 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

i)

Flow-Through Shares

During the prior year, the Company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

j)

Share Capital

i)

The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the options or warrants were exercised.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

k)

Income Taxes

The asset and liability method is used for determining future income taxes.  Under the asset and liability method, the change in the net future income tax asset or liability is included in income.  The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities.  Future income tax assets and liabilities are measured using the statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

l)

Variable Interest Entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities,” to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“VIE”).  The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.  The Guideline is effective for annual and interim periods beginning on or after November 1, 2005, and upon adoption, will not materially impact the Company’s results of operations and financial position.

m)

Mineral Exploration

The Company recognizes METC amounts and applies those amounts against exploration costs when the Company’s application for tax credits is approved by Canada Revenue Agency.  Assessments, if any for taxes, penalties and interest under Part XII.6 under section 2.11.91 of the Income Tax Act are deducted from the tax credits when assessed.

3.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, GST receivable, and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.

EQUIPMENT

2006	Cost	Accumulated Amortization	Net
Computers	$1,863	$1,677	$186

2005	Cost	Accumulated Amortization	Net
Computers	$1,863	$1,597	$266

5.

EXPLORATION EXPENDITURES

a)

Anderson Lake Property, Ontario

By agreement dated December 19, 2004, the Company may earn a 100% interest in certain properties known as the Anderson Lake Property, Ontario, by making, at its option, the following:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid)	$ 10,000	-	$ -
Upon regulatory approval	(issued)	-	25,000	-
On or before December 19, 2005		20,000	25,000	15,000
On or before December 19, 2006		20,000	25,000	30,000
On or before December 19, 2007		25,000	25,000	45,000
On or before December 19, 2008		50,000	25,000	60,000
		$125,000	125,000	$150,000

On or before December 19, 2009, and each subsequent anniversary, the Company is required to make payments of $20,000.  Each of these payments is to be treated as pre-production advance royalty payments, deductible from all future net smelter royalty (“NSR”) payments payable to the optionors.

Prior to earning its 100% interest the Company may joint venture the property upon payment of 50,000 shares or $20,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 2% of the total NSR for $1,000,000.

During the year, the Company terminated the option agreement.

b)

Halo Project, Bancroft, Ontario

By agreement dated March 9, 2005 and amended  April 14, 2005, the Company may earn a 100% interest in certain properties known as the Halo Project, Bancroft, Ontario, by making, at its option, the following:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid)	$ 2,500	-	$ -
Upon regulatory approval	(issued)	-	20,000	-
On or before December 31, 2005	(incurred)	-	-	15,000
On or before March 9, 2006 (paid/issued subsequent to year-end)		5,000	20,000	-
On or before December 31, 2006		-	-	20,000
On or before March 9, 2007		5,000	20,000	-
On or before December 31, 2007		-	-	30,000
On or before December 31, 2008		-	-	40,000
		$12,500	60,000	$105,000

Prior to earning its 100% interest the Company may joint venture the property upon payment of 40,000 shares or $5,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 1% of the total NSR for $250,000.

The Company is required to reimburse the optionors for all related staking costs.

c)

Silver Crater Project, Bancroft, Ontario

By agreement dated March 9, 2005, the Company may earn a 100% interest in certain properties known as the Silver Crater Project, Bancroft, Ontario by making, at its option, the following:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid)	$ 2,500	-	$ -
Upon regulatory approval	(issued)	-	20,000	-
On or before December 31, 2005	(incurred)	-	-	15,000
On or before March 9, 2006 (paid/issued subsequent to year-end)		5,000	10,000	-
On or before December 31, 2006		-	-	20,000
On or before March 9, 2007		5,000	10,000	-
On or before December 31, 2007		-	-	30,000
On or before December 31, 2008		-	-	40,000
		$12,500	40,000	$105,000

Prior to earning its 100% interest the Company may joint venture the property upon payment of 40,000 shares or $15,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 1% of the total NSR for $250,000.

The Company is required to reimburse the optionors for all related staking costs.

6.

SHARE CAPITAL

a)

Authorized:

Unlimited common voting shares without par value (no additional paid-in capital).

b)

At January 31 the following stock options were outstanding:

Expiry Date	Exercise Price	2006 Shares	2005 Shares
March 17, 2005*	$0.55	-	250,000
September 10, 2008	$0.15	319,000	354,000
		319,000	604,000

*

Expired on March 17, 2005.

c)

The Company has granted founders, directors and certain employees stock options.  Stock option activity is summarized as follows:

	Number of Shares	Exercise Price	*
Balance outstanding – January 31, 2003 and 2002	250,000	$0.55
Granted – Year ended January 31, 2004	354,000	$0.15
Exercised – Year ended January 31, 2006	(10,000)	$0.15
Cancelled– Year ended January 31, 2006	(25,000)	$0.15
Expired – Year ended January 31, 2006	(250,000)	$0.55
Balance outstanding – January 31, 2006	319,000	$0.15

*

Weighted average exercise price

d)

During the year ended January 31, 2004, the Company granted options to purchase up to 354,000 shares.  This resulted in stock compensation expense of $38,516, which has been recorded in consulting fees.  The offsetting entry is to contributed surplus.

The fair value of stock options used to calculated stock compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

January 31, 2004
Average risk-free interest rate	3.82%
Expected dividend yield	NIL
Expected stock price volatility	106%
Average expected option life	5 years

Option pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2006 and 2005
Canadian Funds

e)

At January 31, 2006, the following warrants were outstanding:

Expiry Date	Number of Shares	Exercise Price
March 16, 2006	125,000	$0.50
August 12, 2006	83,333	$0.35
Balance outstanding – January 31, 2006	208,333

a)

During the year, the Company closed a 250,000 unit private placement at a price of $0.40 per unit, for gross proceeds of $100,000.  Each unit consists of one common share in the capital of the Company and one-half of one common non-transferable share purchase warrant.  Each warrant entitles the holder thereof to purchase one additional common share of the Company until March 16, 2006 at a price of $0.50 per warrant share. Companies controlled by an officer and director subscribed for all the units in this private placement.

b)

During the year, the Company closed a 166,667 flow-through unit private placement at a price of $0.30 per unit, for gross proceeds of $50,000.  Each unit consists of one common share in the capital of the Company and one-half of one common non-transferable, non-flow-through share purchase warrant.  Each full warrant entitles the holder thereof to purchase one additional common share of the Company until August 12, 2006 at a price of $0.35 per warrant share.  An officer and director subscribed for 33,500 units in this private placement.

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised  through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from flow-through issuances that management estimates have not been spent as at the balance sheet date.

c)

During the prior year, the Company closed a 1,000,000 unit private placement at a price of $0.20 per unit, for gross proceeds of $200,000.  Each unit consists of one common share in the capital of the Company and one-half non-transferable share purchase warrant.  Each full warrant entitles the holder thereof to purchase one additional common share of the Company until January 5, 2006 at a price of $0.30 per warrant share

d)

During the year, shareholders approved the reservation of 298,077 performance  shares at an exercise price of $0.01 per share. To date, none of these shares have been allotted, issued and have not been booked into these financial statements as they must receive regulatory approval.  Subsequent to year-end, a further 509,410 nominal value performance shares were reserved subject to shareholder and regulatory approval. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the Company.

7.

RELATED PARTY TRANSACTIONS

Except as noted elsewhere in these financial statements, related party transactions are as follows:

a)

During the year, the Company paid $24,000 (2005 - $24,000; 2004 - $24,000) for management fees to a company controlled by the President and director.

b)

During the year, the Company paid $4,336 (2005 - $2,662; 2004 - $3,805) for consulting fees to a company controlled by the Corporate Secretary.

c)

During the year, the Company paid $3,300 (2005 - $2,200; 2004 - $2,950) for professional fees to a company controlled by the Chief Financial Officer.

d)

Accounts payable includes $Nil (2005-$2,500; 2004 - $2,500) due to a former director.

e)

During the year, the Company paid rent of $15,868 (2005 - $15,868; 2004 - $15,868) to a company controlled by the President and director.

f)

During the year, the Company issued 1,576,000 shares (2005 – 380,000;2004 - 985,000) for total proceeds of $304,850 (2005 - $75,750; 2004 - $98,500) to directors, officers and companies controlled by a director of the Company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.

INCOME TAX LOSSES

The Company has incurred certain resource related expenditures of approximately $847,000, which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The Company has incurred non-capital losses for income tax purposes of approximately $580,000.  They may be carried forward and used to reduce taxable income of future years.  These losses will expire as follows:

2007	$95,000
2008	86,000
2009	67,000
2010	81,000
2011	86,000
2015	86,000
2016	79,000
$580,000

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

Future Tax Assets	2006
Statutory tax rate	34.1%
Non-capital losses	$197,780
Undepreciated capital cost in excess of accounting net book value	635
Exploration and development expenditures	288,827
487,242
Less: Valuation allowances	(487,242)
Reversal of valuation allowance	17,050
Income tax recovery	$17,050

The potential future tax benefits of these expenditures and tax losses have not been recognized in these financial statements.

Future Income Tax Recovery

During the current year, flow-through shares totalling $50,000 were issued, which funds are required to be spent on certain Canadian Exploration Expenditures.  Because the Company on longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation, times the corporation tax rate when expenditures are renounced.  However, because the Company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery.

9.

COMMITMENTS

By agreement dated July 1, 2005, the Company entered into a five year lease for premises with a company controlled by the President and director.  Minimum basic rent commitments are approximately as follows:

2007	$10,000
2008	10,000
2009	10,000
2010	10,000
2011	4,000
$44,000

In addition to basic rent, the Company is also responsible for its proportionate share of property taxes and operating costs.

10.

SUBSEQUENT EVENTS

a)

Subsequent to year-end, the Company closed a 1,600,000 unit private placement at a price of $0.25 per unit for gross proceeds of $400,000 consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share of the Company until February 28, 2008 at a price of $0.33 per warrant share. A finder’s fee of 80,000 shares were issued in connection with this financing.

a)

Subsequent to year-end, the Company  announced a 600,000 unit private placement at a price of $0.40 per unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company for a period of one year from the closing date at a price of $0.50 per warrant share.

b)

Subsequent to year-end, 30,000 shares were issued for mineral properties.

c)

Subsequent to year-end, 1,588,642 stock options were granted to employees, consultants and insiders at an exercise price of $0.50 per common share for a period of five years.

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP)

a)

Financial Data

Financial data have been reported using Canadian GAAP, which do not differ materially from amounts determined under U.S. GAAP.

b)

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.  SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after 15 June 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after 15 December 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after 15 December 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle.  SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement.  When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.  SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005.  The company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.”  This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.  It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.  In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133.  It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.  SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after 15 September 2006.  The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”.  This statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement:  (1) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting, (b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates; (2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; (3) permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities: (a) Amortization method—Amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date, or (b) Fair value measurement method—Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur; (3) at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and (5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.  An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this statement